Titan International, Inc.

VIA EDGAR

July 1, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Titan International, Inc.
Registration Statement on Form S-4
File No. 333-170296

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended,  in connection with the above-referenced registration statement (the “Registration Statement”) filed by Titan International, Inc., an Illinois corporation (the “Company”) and the Company’s 100% owned subsidiaries named in the Registration Statement (together with the Company, the “Co-Registrants”),  the Co-Registrants hereby request that effectiveness under the Securities Act of 1933, as amended, of the Registration Statement be accelerated to 4:30 p.m. Eastern Daylight Time, July 5, 2011, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Co-Registrants hereby acknowledge the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Co-Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Very truly yours,

Titan International, Inc.
Titan Wheel Corporation of Illinois
Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport

/s/ Cheri T. Holley
Cheri T. Holley
Vice President and General Counsel